Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THE EXECUTION OF US$ 31.4
MILLION INVESTMENT AGREEMENT BETWEEN INSIGHTEC AND GE
WHICH REFLECTS US$ 106.4 MILLION POST MONEY VALUATION TO
INSIGHTEC

Tel Aviv, Israel, October 11, 2012, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today that on October 10, 2012, Elbit Medical Technologies Ltd. ("Elbit Medical") (TASE: EMTC-M) (in which the Company holds approximately 90%), and InSightec Ltd. ("InSightec") (in which Elbit Medical holds approximately 64.3%, and 53% on a fully diluted basis), have entered into a share purchase agreement (the "Investment Agreement") with GE Healthcare (a division of GE Company) (“GE”) and certain other shareholders of InSightec (the "Other Investors"), pursuant to which GE and the Other Investors shall invest an amount of approximately US$ 31.4 million in InSightec (the "Transaction"). The main terms of the Transaction are as follows:

1.
GE will invest US$ 22.5 million in cash and convert its US$ 5 million convertible loan which it provided to InSightec in June 2012, in exchange for InSightec's series C preferred shares. Simultaneously, the Other Investors will invest approximately US$ 3.9 million in cash in consideration for InSightec's series C preferred shares.

2.	GE and the Company will convert all outstanding shareholder loans which have been granted to InSightec, into InSightec's series B-1 preferred shares in accordance with the terms of such loans.

3.
The Transaction reflects a post money valuation of InSightec of approximately US$ 104.6 million (or pre money valuation of US$ 75 million and following the conversion of the loans as described in #2 above).

4.
As part of the Investment Agreement GE and InSightec have reached written understandings with respect to the commercial relationship between such parties, including but not limited to, the distribution and marketing of InSightec's products, development of such products so that they will exclusively fit to GE's MRI for a certain time period, mutual technical assistance, grant of licenses etc., which will be recorded in a definitive Technology, Co-operation, and Distribution Agreement.

5.
The closing and consummation of the Transaction is subject to several conditions precedent including, but not limited to, the receipt of certain regulatory approvals and the execution of a definitive Technology, Co-operation, and Distribution Agreement. Following the closing of the Transaction, Elbit Medical's holdings in InSightec will be reduced to approximately 48%, and 41% on a fully diluted basis.

6.
Upon the closing of the Transaction, Elbit Medical will no longer have the right to appoint the majority of InSightec's directors and therefore Elbit Medical will cease to consolidate InSightec's financial statements and its investments in InSightec will presented based on the equity method of accounting. In addition, upon the closing of the Transaction it is expected that Elbit Medical will record a significant gain which cannot be estimated at this time.

7.
After the initial Closing pursuant to the Investment Agreement and for a period of 90 days thereafter, the Company has the option to purchase all (but not less than all) of the Series C Preferred Shares of InSightec that were purchased for US$22.5 million in cash by GE and its Affiliates, pursuant to the Investment Agreement and in accordance with its terms (the “Purchased Shares”), and all or any part of the Series C Preferred Shares received in consideration of cancellation of indebtedness of the Company by GE (the “Conversion Shares”) in the amount of US$5.0 million plus accrued interest at the time of conversion (collectively with respect to the Purchased Shares and the Conversion Shares, the “Option”). Such purchase shall be effected pursuant to a separate purchase and sale agreement at the Series C Purchase Price per share for both Purchased Shares and Conversion Shares. The Company may assign and transfer such Option to a certain third party.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) U.S. Real Property - Investment in commercial real property in the United States; (iii) Hotels - Hotel operation and management; (iv) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (v) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; (vi) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel; and (vii) Other Activities - (a) venture capital investments and (b) potential investments in hospitals and farm and dairy plants in India. We have presently decided to suspend our investment activities in hospitals and farm and dairy plants in India until we are satisfied that the economy has recovered sufficiently to resume such activities.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2011, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Shimon Yitzhaki	Mor Dagan
Chairman of the Board of Directors	Investor Relations
Tel: +972-3-608-6048	Tel: +972-3-516-7620
shimony@elbitimaging.com	mor@km-ir.co.il